A.G.P./ALLIANCE GLOBAL PARTNERS

590 Madison Avenue 28th Floor New York,

New York 10022

November 15, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BrilliA Inc
Registration Statement on Form F-1 (File No. 333-282056) (the “Registration Statement”)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, (the “Act”), A.G.P./Alliance Global Partners, as representative of the underwriters of the offering, hereby joins the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Eastern Time on November 19, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that the underwriters have distributed as many copies of the preliminary prospectus dated October 15, 2024 (the “Preliminary Prospectus”) to prospective underwriters and dealers, institutional investors, retail investors and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

If you have any questions regarding this request, please contact our counsel John P. Yung of Lewis Brisbois Bisgaard & Smith LLP at (916)-646-8288.

Very truly yours,

A.G.P./ALLIANCE GLOBAL PARTNERS

By:	/s/ Thomas Higgins
Name: Title:	Thomas Higgins Managing Director